Exhibit 99.1

First High-School Education Group Announces Receipt of NYSE Non-Compliance Letter Regarding ADS Trading Price

Beijing, China, June 24, 2022 /PRNewswire/ -- First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), an education service provider primarily focusing on high schools in Western China, today announced that it has received a letter (the “Letter”) from the New York Stock Exchange (the “NYSE”) dated June 21, 2022, notifying the Company that it is below compliance standards due to the trading price of the Company’s American depositary shares (the “ADSs”) and that the applicable cure period for the Company to regain compliance expires on December 21, 2022.

Pursuant to applicable NYSE continued listing standards, a company would be considered “below criteria” by the NYSE if the average closing price of a security as reported on the consolidated tape is less than $1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its ADS trading price and average ADS trading price back above $1.00 within the applicable cure period following receipt of the notification. The company can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the company has an ADS closing price of at least $1.00 and an average ADS closing price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the cure period, both a $1.00 ADS closing price on the last trading day of the cure period and a $1.00 average ADS closing price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

To address this issue, the Company intends to monitor the market conditions of its listed securities and is still considering its options.

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)